SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 810, Level 8

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

Attached to this Report on Form 6-K is (i) a press release issued by the registrant on January 13, 2003, (ii) a press release issued by the registrant on January 23, 2003, and (iii) a press release issued by the registrant on January 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: January 31, 2003	By:	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

[LETTERHEAD OF PONDELWILKINSON MS&L]

CONTACT: Gary S. Maier

      PondelWilkinson MS&L

      (323) 866-6024

NEWS RELEASE

HIGHWAY HOLDINGS SIGNS COOPERATIVE AGREEMENT WITH TURA AG

TO PRODUCE ELECTRO-LUMINESCENT PANELS

— New Technical Applications for Highway Holdings —

HONG KONG — January 13, 2003 — Highway Holdings Limited (NASDAQ:HIHO) today announced the signing of an agreement with TURA AG whereby TURA will purchase the company’s electro-luminescent panels and have exclusive world-wide rights to market the back-lighting panels in the standard format paper sizes A-3 to A-0 for a three-year period.

“While the commercial rewards for the replacement of light box advertising units with electro-luminescent technology are significant and a key use, future commercial applications are potentially even greater. This includes applications for information display panels like computers and televisions screens,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

“Electro-luminance was discovered a number of years ago, but the technology has only recently found wide-spread commercial applications. It is still in the early stages, requiring much more research and development to realize the technology’s full potential. TURA’s leadership position and technical experience in this field will be invaluable as we pursue the opportunities in this exciting market,” Kohl said.

Kohl noted that over the past several years TURA has gradually developed its electro-luminance business, utilizing other European suppliers of EL panels and power source units. “Our reputation for high quality and low-cost manufacturing capabilities in China attracted the attention of TURA, which ultimately lead to the signing of this cooperative agreement,” Kohl added.

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An electro-luminescent panel is a thin, flexible, solid state, lighting device. It is powered by an electrical current, which reacts with a zinc-sulfide phosphor powder to produce a unique glow of light.

Highway Holdings said it expects to fill the first orders from TURA for electro-luminescent panels during the current fiscal quarter. “Although revenues from sales of such panels during the current fiscal year are expected to be modest, depending on TURA’s success in marketing and distributing the panels, revenues during the balance of the three-year agreement could become significant,” Kohl said.

He noted that TURA AG has been a long-time camera customer and a supplier of film to Highway Holdings’ subsidiary Hi-Lite Camera Company Ltd and Kienzle Time Ltd.

Headquartered in Düren, West Germany and privately held since 1901, TURA AG supplies photographic films, papers, chemistry, and wide-format inkjet printing consumables to customers in more than sixty countries worldwide through a distribution network operating in forty countries. More information is available at tura-film.com.

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

# # #

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products, prices, the revenue potential from its watch business, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.

[LETTERHEAD OF PONDELWILKINSON MS&L]

CONTACT: Gary S. Maier

      PondelWilkinson MS&L

      (323) 866-6024

NEWS RELEASE

HIGHWAY HOLDINGS LIMITED REPORTS STRONG

FISCAL THIRD QUARTER RESULTS

HONG KONG — January 23, 2003 — Highway Holdings Limited (Nasdaq:HIHO) today announced solid results for its third fiscal quarter ended December 31, 2002, reporting a 26 percent climb in net sales and a doubling of gross profit over the same quarter last year.

Net sales for the third fiscal quarter of 2003 increased to $5.3 million from $4.2 million a year earlier. For the same period, the company reported net income of $162,000, or $0.06 per share, compared with a net loss of $415,000, or $0.14 per share, in the same quarter last year. Operating income for the 2003 fiscal third quarter was $83,000 compared with a loss of $445,000 a year ago.

Net sales for the nine months of fiscal 2003 were $15 million compared with $14.8 million a year earlier. Net income for the nine-month period was $351,000, or $0.12 per diluted share, compared with a net loss of $206,000, or $0.07 per diluted share, last year. Operating income for the same period was $121,000 compared with a loss of $326,000 in the corresponding period a year earlier.

Roland Kohl, Highway Holdings’ chairman and chief executive officer, stated, “Results for the quarter reflect the success of our ongoing strategic efforts to leverage the company’s manufacturing capabilities and technological expertise. In addition, as indicated last quarter, we have increased our marketing efforts to expand the company’s metal, camera, watch and clock business, and these initiatives are beginning to bear fruit – aided by an overall improvement in the business environment.”

Gross margins as a percentage of sales increased to 19 percent for the third fiscal quarter of fiscal 2003 from 12 percent in the same period a year ago, reflecting better product mix and a continued focus on improving production efficiencies.

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Highway Holdings Ltd.

6-6-6

All of the company’s main business segments showed a strong year-over-year increase for the third fiscal quarter. Metal sales for the third fiscal quarter were $3.0 million compared with $2.7 million a year ago; cameras sales were $1.4 million compared with $942,000 a year earlier; and, sales of clocks and watches were $957,000 compared with $586,000 last year.

Selling, general and administrative expenses for the quarter ended December 31, 2002 were $952,000 — amounting to 18 percent of total net sales, a decrease of $18,000 over such expenses a year earlier.

At December 31, 2002, the company had working capital of $7,494,000 compared with $6,716,000 at March 31, 2002. Kohl noted that the company’s financial position remains strong with a current ratio of 2.8:1.

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.

#        #        #

(Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter ended December 31		Nine Months ended December 31
	2002	2001	2002	2001
Net sales	$5,349	$4,246	$14,985	$14,791
Cost of sales	4,314	3,721	12,055	12,389

Gross profit	1,035	525	2,930	2,402
Selling, general and administrative expenses	952	970	2,809	2,728

Operating income (loss)	83	(445)	121	(326)

Non-operating items
Interest expenses	(18)	(17)	(45)	(65)
Exchange gain (loss), net	112	(8)	306	92
Interest income	6	15	15	58
Other income	7	40	24	61
Total non-operating income	107	30	300	146

Shares of loss of affiliate	(5)	0	(5)	0

Net income (loss) before income tax	185	(415)	416	(180)
Income taxes	23	0	65	26

Net income (loss)	$162	($415)	$351	($206)

Earnings (loss) per share - basic	$0.06	($0.14)	$0.12	($0.07)

Weight average number of shares - basic	2,903	2,905	2,903	2,905

Earnings (loss) per share - diluted	$0.06	($0.14)	$0.12	($0.07)

Weight average number of shares - diluted	2,903	2,905	2,903	2,905

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

(Unaudited)

	December 31, 2002	March 31, 2002
Current assets:
Cash and cash equivalents	$2,660	$2,189
Restricted cash	1,157	1,157
Accounts receivable, net of doubtful accounts	3,007	2,833
Inventories	4,534	4,193
Prepaid expenses and other current assets	353	296

Total current assets	11,711	10,668

Property, plant and equipment, (net)	3,897	4,243
Investment and advance in affiliate	0	2
Industrial property rights	763	788

Total assets	$16,371	$15,701

Current liabilities:
Short-term borrowing	$1,156	$1,146
Current portion of long-term debt	89	60
Accounts payable	1,821	1,583
Accrual payroll and employee benefits	343	304
Other liabilities and accrued expenses	808	859

Total current liabilities	4,217	3,952

Long-term debt	126	52
Deferred income taxes	231	231
Minority interest	1	0

Shareholders’ equity:
Common shares, $0.01 per value
Authorized, 20,000,000 shares, issued 2,935,776 shares at March 31, 2002; outstanding shares at December 31, 2002: 2,902,676	30	30
Additional paid-in capital	8,793	8,793
Retained earnings	3,077	2,725
Accumulated other comprehensive income	(55)	(33)
Treasury shares, at cost – 33,100 shares in 2002	(49)	(49)

Total shareholders’ equity	11,796	11,466

Total liabilities and shareholders’ equity	$16,371	$15,701

[LETTERHEAD OF PONDELWILKINSON MS&L]

CONTACT: Gary S. Maier

      PondelWilkinson MS&L

      (323) 866-6024

NEWS RELEASE

FOR IMMEDIATE RELEASE

HIGHWAY HOLDINGS ANNOUNCES NEW BOARD APPOINTMENT

HONG KONG – January 30, 2003 — Highway Holdings Limited (NASDAQ:HIHO) today announced the appointment of Dr. Dirk Hermann, 39, to its board of directors, expanding the board to eight members.

“The appointment of Dr. Hermann as an outside director represents the company’s commitment to strengthening its board of directors and complying with the requirements of recently adopted legislation concerning board composition and committee responsibilities. We look forward to working with Dr. Hermann as Highway Holdings continues its expansion through internal growth, new marketing initiatives and possible acquisitions,” said Roland Kohl, chairman and chief executive officer.

Dr. Hermann currently serves as the regional marketing manager for the southwestern region of Germany for Allianz Versicherungs-AG. He joined Allianz, the German insurance firm, in 1994 as a marketing executive assistant based in Munich.

Prior, he held a marketing position with MSU Management Consulting GmbH, working on the Mercedes-Benz AG account.

He began his marketing career with Gruber, Titze and Blank GmbH, a management consulting firm based in Germany, where he was responsible for such clients as BMW, Moulinex and Artemide.

Dr. Hermann graduated from the University of Konstanz in Germany with a bachelor’s degree in business administration. He also holds a master’s degree in business administration from the University of St. Gallen in Switzerland. He earned a Ph.D. degree in business administration from the University of Leipzig, in Germany.

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Highway Holdings Limited

10-10-10

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

# # #

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products, prices and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.